SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]                      Form 40-F [    ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [    ]                      No  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham
Chief Financial Officer

Dated: March 3, 2003.

www.grupoelektra.com.mx

Grupo Elektra Receives Final Approval from Mexican Authorities to Operate as Afore Retirement Account Manager

Grupo Elektra Infrastructure Allows Entry into
Lucrative Market with Minimal Investment

Another Important Step to Grow Financial Services at Grupo Elektra

     Mexico City, March 3, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that it has received final approval from Mexico’s National Retirement Savings System Commission (CONSAR) to operate as an Afore retirement account manager.

     “The Mexican middle class is our target and the market niche that we know well,” said the Chief Executive Officer of Afore Azteca, Luis Armando Melgar. “We’ll be capitalizing on a large customer base and more than 50 years of consumer trust in financial services at Grupo Elektra with very competitive commissions.”

     Afore retirement funds management services will be available at all of Grupo Elektra’s more than 820 stores in Mexico. This will allow further leverage of its extensive national retail network. With this final certification, Grupo Elektra expects to begin operating the accounts in the short term. A condition to the government approval is to have operations within the following 60 days.

     “Our projected capital outlay of approximately US$5 million is rather small for Grupo Elektra as we will be able to take advantage of our existing infrastructure. We think that an Afore fits well within our strategy to provide access to quality financial services for customers of Grupo Elektra and will enhance our long-term relationship with them,” said company CEO Javier Sarro.

     Afore Azteca is a wholly-owned subsidiary of Grupo Elektra.

     We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Bernardo Bouffier
Director of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	bbouffier@elektra.com.mx